As filed with the Securities and Exchange Commission on August 5, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NSTOR TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NORMANDY ACQUISITION CORPORATION

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

67018N108

(CUSIP Number of Class of Securities)

STEVE BARBER

CHIEF EXECUTIVE OFFICER

XYRATEX LTD

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,344,680	$3,669

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of a total of 174,711,239 shares of the outstanding common stock, par value $0.05, of nStor Technologies, Inc. Such number of shares consists of (i) 165,097,838 shares issued and outstanding as of July 31, 2005 and (ii) 9,613,401 shares issuable upon the exercise of outstanding options as of July 31, 2005. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to a tender offer by Normandy Acquisition Corporation, a Delaware corporation (“Purchaser”), and an indirect wholly owned subsidiary of Xyratex Ltd, a Bermuda corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.05 per share, of nStor Technologies, Inc., a Delaware corporation (the “Company”), for a purchase price of $0.105 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

The information in the Offer to Purchase, the Letter of Transmittal, and the Agreement and Plan of Merger, dated as of July 27, 2005, by and among Parent, Purchaser and the Company, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (d)(1) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 9 and Item 11 in this Tender Offer Statement on Schedule TO.

Item 10. Financial Statements.

Not Applicable.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated August 5, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(b)	None.

(c)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2005	XYRATEX LTD

	By:	/s/ STEVE BARBER
	Name:	Steve Barber
	Title:	Chief Executive Officer

NORMANDY ACQUISITION CORPORATION

	By:	/s/ STEVE BARBER
	Name:	Steve Barber
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated August 5, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(b)	None.

(c)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.